D.A. DAVIDSON & CO.

Statements of Financial Condition
As of September 30, 2016 and 2015

Assets		2016		2015
Cash and cash equivalents	$	52,578,730	$	47,354,678
Cash segregated under federal regulations		4,995,898		4,995,898
Securities purchased under agreements to resell		30,751,599		22,406,717
Receivables:				
Customers, net		132,357,740		138,251,125
Brokers, dealers and clearing organizations		21,185,028		44,266,222
Related parties		710,309		806,078
Other		14,960,894		14,665,441
Securities owned		101,211,677		71,924,196
Equipment and leasehold improvements, net		14,841,265		15,278,643
Notes receivable, net		17,581,142		19,481,411
Goodwill and intangible assets, net		9,578,396		4,451,802
Deferred tax asset, net		15,232,970		13,363,383
Income taxes receivable		744,123		—
Other assets		18,373,161		20,050,950
Total assets	$	435,102,932	$	417,296,544

Liabilities and Shareholder's Equity

		2016		2015
Liabilities:				
Checks in advance of deposits	$	16,621,502	$	11,377,194
Payables:				
Customers		87,987,296		105,692,589
Brokers, dealers and clearing organizations		2,541,999		6,558,187
Related parties		5,512,079		2,984,757
Securities sold, not yet purchased		31,577,576		20,998,105
Income taxes payable		—		452,528
Accrued employee compensation		56,018,818		48,461,427
Other payables and accrued liabilities		21,349,233		19,423,210
Total liabilities		221,608,503		215,947,997
Commitments and contingencies		—		—
Shareholder's equity:				
Common stock ($0.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)		100		100
Additional paid-in capital		101,510,500		82,150,231
Retained earnings		111,983,829		119,198,216
Total shareholder's equity		213,494,429		201,348,547
Total liabilities and shareholder's equity	$	435,102,932	$	417,296,544

See accompanying notes to the statements of financial condition.